GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

February 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Great-West”)
Variable Annuity-8 Series Account (the “Registrant”)
SecureFoundation II Variable Annuity
Post-Effective Amendment No. 2 to the Registration Statements on Form N-4
(the “Amendment”)
File Nos. 811-23050 and 333-203627

Commissioners:

Great-West and the Registrant are filing the above-referenced Amendment pursuant to Rule 485(a) for the purpose of adding disclosure that describes the “return of contributions” free look right available to California residents sixty (60) years of age and older.

To facilitate the staff’s review, we will be providing a courtesy copy of the Amendment, marked to show changes, to Mr. Patrick Scott in the Division of Investment Management, Disclosure Review Office No. 3.

Please direct any questions or comments to me at (303) 737-2660 or via e-mail at kirsty.lieberman@greatwest.com.

Sincerely,

/s/ Kirsty Lieberman

Kirsty Lieberman

Senior Counsel

cc:   Patrick F. Scott, Esq.

Division of Investment Management, Disclosure Review Office No. 3.

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